Exhibit 99.1

Nuvei Announces Pricing of Upsized Initial Public Offering in the United States

Subordinate voting shares to start trading on Nasdaq

Montréal, October 5, 2021 – Nuvei Corporation (“Nuvei” or the “Company”) (TSX: NVEI and NVEI.U), the global payment technology partner of thriving brands, has announced today the pricing of its upsized marketed offering of 3,000,000 subordinate voting shares of the Company in the United States and Canada, representing Nuvei’s initial public offering in the United States (the “Offering”).

The Underwriters (as defined below) have agreed to purchase, at a price of US$123.14 per subordinate voting share, an aggregate of 3,000,000 subordinate voting shares offered by the Company, for gross proceeds to the Company of US$369,420,000.00. The Offering is expected to close on October 8, 2021, subject to a number of customary conditions, including the entering into of the definitive underwriting agreement, the listing of the subordinate voting shares issued by the Company as part of the Offering on the Nasdaq and the TSX, and any required approvals of the Nasdaq and the TSX.

Nuvei’s subordinate voting shares are scheduled to start trading on October 6, 2021 on Nasdaq Global Select Market (the “Nasdaq”) under the symbol “NVEI”. Nuvei applied to voluntary delist, conditional upon closing of the Offering, its “NVEI.U” US dollar listing on the Toronto Stock Exchange (the “TSX”). It is expected that the delisting will be effective after markets close on or about October 13, 2021. Nuvei’s subordinate voting shares will continue to trade on the TSX in Canadian dollars under the symbol “NVEI”.

Goldman Sachs & Co. LLC, Credit Suisse, J.P. Morgan, BMO Capital Markets and RBC Capital Markets are acting as bookrunners for the Offering and Raymond James Ltd., Canaccord Genuity Corp., Cowen and Company, LLC, Keefe, Bruyette & Woods, A Stifel Company, William Blair, National Bank Financial Inc., CIBC Capital Markets and Scotiabank are also acting as underwriters for the Offering (collectively, the “Underwriters”).

Nuvei expects to use the net proceeds from the Offering primarily to strengthen the Company’s financial position and allow it to pursue its growth strategies.

Nuvei has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering at the offering price to cover over-allotments, if any.

In connection with the Offering, Nuvei has filed a preliminary prospectus supplement and will file a final prospectus supplement to its amended and restated short form base shelf prospectus dated May 20, 2021. The preliminary prospectus supplement was filed, and the final supplement will be filed, with the securities regulatory authorities in each of the provinces and territories of Canada as well as with the U.S. Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form F-10, as it may be amended from time to time, under the U.S./Canada multijurisdictional disclosure system.

The Offering is being made in Canada only by means of the amended and restated base shelf prospectus and prospectus supplement and in the United States only by means of the registration statement, including the amended and restated base shelf prospectus and prospectus supplement. Such documents contain important information about the Offering. A copy of the prospectus supplement will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and a copy of the registration statement is available on EDGAR at www.sec.gov. Copies of the prospectus supplements and the registration statement, when available, may also be obtained from any of the following sources: Goldman Sachs & Co. LLC, 200 West Street, New York, NY 10282-2198, Attention: Prospectus Department (866-471-2526); Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, 6933 Louis Stephens Drive, Morrisville, North Carolina 27560, telephone: 1-800-221-1037 or by email at usa.prospectus@credit-suisse.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (866) 803-9204, email: prospectus-eq_fi@jpmchase.com; in the United States from BMO Capital Markets Corp., Attention: Equity Syndicate Department, 151 W 42nd St, New York, NY 10036, or by telephone at 1-800-414-3627 or by email at bmoprospectus@bmo.com and in Canada from BMO Capital Markets, Attention: Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, or by telephone at 1-905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca; and in the United States from RBC Capital Markets LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate, phone: 877-822-4089, Email: equityprospectus@rbccm.com and in Canada from RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attention: Distribution Centre, or via telephone: 1-416-842-5349, or via email at Distribution.RBCDS@rbccm.com. Prospective investors should read the prospectus supplements and registration statement before making an investment decision.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

ABOUT NUVEI

We are Nuvei (TSX: NVEI and NVEI.U), the global payment technology partner of thriving brands. We provide the intelligence and technology businesses need to succeed locally and globally, through one integration – propelling them further, faster. Uniting payment technology and consulting, we help businesses remove payment barriers, optimize operating costs and increase acceptance rates. Our proprietary platform provides seamless pay-in and payout capabilities, connecting merchants with their customers in over 200 markets worldwide, with local acquiring in 45 markets. With support for over 500 local and alternative payment methods, nearly 150 currencies and 40 cryptocurrencies, merchants can capture every payment opportunity that comes their way. Our purpose is to make our world a local marketplace.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking information” within the meaning of applicable Canadian securities laws, section 27A of the United States Securities Act of 1933, as amended, and section 21E of the United States Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbor created by those sections and by the United States Private Securities Litigation Reform Act of 1995, as amended, including statements regarding the Offering and its terms, the use of proceeds of the Offering, the listing of Nuvei’s shares on the Nasdaq, the closing of the Offering and the proposed delisting of Nuvei’s subordinate voting shares trading on the TSX in U.S. dollars under the symbol “NVEI.U”. This forward-looking information is identified by the use of terms and phrases such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue”, and the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include but are not limited to those described under the “Risks Factors” sections of the Company’s annual information form filed on March 17, 2021, the preliminary prospectus supplement filed on October 4, 2021 and the (final) prospectus supplement dated October 5, 2021, when available. Forward-looking information is based on management’s beliefs and assumptions and on information currently available to management. Although the forward-looking information contained in this press release is based upon what management believes are reasonable assumptions, you are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained in this press release is provided as of the date of this press release, and the Company does not undertake to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

For further information, please contact:

Anthony Gerstein

Vice President, Head of Investor Relations

anthony.gerstein@nuvei.com